August 19, 2010

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3010

Washington, D.C. 20549-7010

Attn:	Ms. Linda Van Doorn – Senior Assistant Chief Accountant

Division of Corporation Finance

Re:	Equity Residential (the “Company”)

File Nos. 001-12252

Form 10-K for the year ended 12/31/2009

Filed 2/25/2010

Proxy Statement on Schedule 14A

Filed 4/15/2010

Dear Ms. Van Doorn:

This letter is in response to your letter dated July 22, 2010 (the “July Letter”), which responded to our letter of May 27, 2010 (the “May Response Letter”). Capitalized terms used herein and not defined shall have the same meaning as defined in the May Response Letter and, if not defined therein, in the Notes to Consolidated Financial Statements of the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 and/or the Proxy Statement on Schedule 14A filed April 15, 2010.

Form 10-K for the year ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.	We have considered your response to comment two and note that your secured mortgage financing in 2008 and 2009 with Fannie Mae and Freddie Mac related to your proactive approach to debt refinancing in light of the issues in the credit market at that time. To the extent material, please confirm that in future filings, you will quantify the positive effect on your recorded interest expense for 2008 and 2009 and subsequent periods related to your debt refinancing.

To the extent material, the Company discusses fluctuations in interest expense from continuing operations (including any caused by new debt financings) in the period comparisons provided in the Results of Operations section of Management’s Discussion and Analysis of Financial Condition and Results of Operations. Generally, the specific rate on any individual financing does not have a material impact on the Company’s overall interest expense as the Company carried approximately $9.7 billion of debt at June 30, 2010. The Company’s disclosure generally comments on how the effective interest rate across its entire debt load impacts interest expense, which the Company believes to be more meaningful than how one or two individual financings impact results. The Company confirms it will continue to

Ms. Linda Van Doorn

August 19, 2010

provide this disclosure in the Results of Operations section. The Company also confirms that, to the extent material, it will quantify the effect on recorded interest expense related to debt refinancings in the Results of Operations section.

Note 2 – Summary of Significant Accounting Policies

Impairment of Long-Lived Assets, page F-13

2.	We have considered your response to comment four and note your proposed revisions. Please clarify whether your revised impairment policy would have resulted in material differences to your financial statements compared to your previous impairment policy. Your response should quantify any differences.

The Company’s proposed disclosure changes only the description of the Company’s impairment policy, not the impairment policy itself. As a result, this proposed change did not have any impact on the amounts previously reflected in the Company’s financial statements nor should it have any impact in the future.

Exhibit Index

3.	We have reviewed your response to comment seven in our letter dated May 19, 2010. Please note that material contracts filed pursuant to Item 601(b)(10) of Regulation S-K must be filed in their entirety. Please file complete copies of Exhibits 10.7 and 10.10 if such contracts are required to be filed pursuant to Item 601(b)(10)

The Company acknowledges that the language of Item 601(b)(10) of Regulation S-K requires the filing of material contracts without providing for the potential exclusion of immaterial exhibits or schedules (unlike Item 601(b)(2), which explicitly permits the exclusion of schedules or similar attachments from material plans of acquisition, reorganization and other specified plans so long as the omitted attachments do not contain material information). However, as explained further below, the Company continues to believe it should not be required to refile Exhibits 10.7 and 10.10 to include the exhibits and schedules to such agreements due to the immaterial nature of such exhibits and schedules.

All of the material terms of Exhibit 10.7 (the Operating Partnership’s revolving credit facility) and Exhibit 10.10 (the Operating Partnership’s term loan agreement) are set forth in the body of such agreements. The omitted exhibits to Exhibits 10.7 and 10.10 consist of (i) forms of notes that do not contain economic terms and which refer to the text of the agreement for specific terms, (ii) ancillary documents that address administrative matters under the terms of the agreements, such as forms of notice and quote requests, and (iii) forms of subsidiary guaranties, which the Company does not believe are material since they do not contain additional material information beyond that which is already included in the text of the agreement itself. The Company does not believe that any of this information is material to investors.

Likewise, the omitted schedules to Exhibit 10.7 (Exhibit 10.10 has no schedules) provide only supplemental information that underlie provisions set forth in the body of the agreement. Specifically, the schedules detail the calculation of an additional fee payable to the lenders, which is already referred to in the agreement, reference loans previously made by the Company that are no longer outstanding, and reference letters of credit that were subsumed by the credit facility. The Company does not believe that any of this information is material to investors.

Ms. Linda Van Doorn

August 19, 2010

The Company believes that to refile Exhibits 10.7 and 10.10 to include the exhibits and schedules to such agreements would be confusing to investors without providing any further material information or other benefit.

Proxy Statement on Schedule 14A, filed April 15, 2010

General

4.	Please include the disclosure called for by Item 407(e)(4) of Regulation S-K. Please include this disclosure in future filings and tell us how you plan to comply.

The Company relied on the following Compliance & Disclosure Interpretation of the Division of Corporate Finance relating to Regulation S-K (“C&DI 233.02”) in omitting the disclosure called for by Item 407(e)(4).

Section 233. Item 407 — Corporate Governance

*        *        *

233.02 If the only disclosure that a registrant is required to provide pursuant to Item 407(e)(4) is the identity of the members of the compensation committee, because the registrant has no transactions or relationships that trigger a disclosure obligation, the registrant may omit the Item 407(e)(4) caption (“Compensation Committee Interlocks and Insider Participation”). [Mar. 13, 2007]

*        *        *

Unless we are advised that our reliance on CDI 233.02 was inappropriate, the Company plans to continue to omit the caption otherwise required by Item 407(e)(4) of Regulation S-K from future filings if no transactions or relationships require disclosure pursuant to such Item.

Biographical Information and Qualifications of Incumbent Trustees, page 11

5.	We note your disclosure on the bottom of page 11 regarding your Board’s considerations in determining to nominate trustees. For each trustee, on a trustee-by-trustee basis, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a trustee. Please see Item 401(e)(1) of Regulation S-K. Please include this disclosure in future filings and show us your proposed disclosure

As you noted in your July Letter, we disclose on the bottom of page 11 of the Proxy Statement the Board’s considerations in determining to nominate trustees. On that same page, we also note that the Board considered the specific experience, individual qualifications and skills described of each nominee in the biographical details that followed in determining to nominate the individuals for election as trustees. We direct your attention to the biographical descriptions beginning on page 12 and continuing through page 15, which we believe comply with the requirements of Item 401(e)(1) of Regulation S-K (“Item 401(e)(1)”).

For each nominated trustee (as well as for the incumbent retiring trustee, Sheli Z. Rosenberg), we included a first paragraph (each, a “Background Paragraph”) describing the individual’s background in accordance with Item 401(e)(1). In the paragraph(s) following each Background Paragraph, we also briefly discussed the specific experience, qualifications, attributes or skills that led to the conclusion that

Ms. Linda Van Doorn

August 19, 2010

the person should serve as a trustee for the Company at the time the disclosure was made, in light of the Company’s business and structure in accordance with Item 401(e)(1). Where applicable, we also identified other directorships held, including those held during the past five years, in accordance with the requirements of Item 401(e)(2) of Regulation S-K.

In all future filings, the Company plans to clarify its disclosure in the Proxy Statement by removing the last sentence of the first paragraph under “Biographical Information and Qualifications of Incumbent Trustees” and revising the second paragraph of such Section to read as follows: “Set forth below are biographies of each of our trustees as of [applicable date], which include a brief discussion of the specific experience, qualifications, attributes and skills that led to the Board’s conclusion that such individual should serve as a Trustee of the Company.”

Compensation Discussion and Analysis, page 23

Cash Bonus, page 23

Long-Term Incentive Compensation, page 23

6.	Please explain how the target cash bonus as a percentage of salary and the target long term compensation award as a percentage of target cash compensation (annual salary plus target cash bonus) of 150% for Mr. Neithercut and 100% for the other named executives was determined. Please also explain why the cash bonuses and long-term incentive awards that an executive officer actually receives may be greater or less than target. Please include this disclosure in future filings and show us your proposed disclosure.

Consistent with the Company’s total compensation approach, the target cash bonus is set at a level that would reward each named executive officer’s performance appropriately and make both the executive’s cash compensation opportunity and total compensation opportunity competitive with members of the Company’s identified peer group. For 2009, the target cash bonus for Mr. Neithercut, President & CEO, was set by the Compensation Committee as 150% of his annual salary. The 2009 target cash bonus for the other named executive officers was set by Mr. Neithercut, in consultation with the Compensation Committee, as 100% of each executive’s annual salary.

Similarly, the Compensation Committee set target long-term incentive compensation for Mr. Neithercut as 150% of target cash compensation (annual salary plus target cash bonus), and Mr. Neithercut, in consultation with the Compensation Committee, set targets for the other named executive officers as 100% of target cash compensation. Target long-term incentive compensation is set at a level that would reward each executive’s performance appropriately and make both the executive’s long-term compensation opportunity and total compensation opportunity competitive with members of the Company’s identified peer group.

Actual cash bonus and actual long-term incentive compensation awards for named executive officers may be greater or less than target, depending on two factors: 1) the annual assessment of Company and individual performance conducted by Mr. Neithercut in consultation with the Compensation Committee for the named executive officers other than the CEO, and by the Compensation Committee in consultation with the other independent members of the Board of Trustees for Mr. Neithercut; and 2) the Company’s financial position and outlook as determined by the Compensation Committee in consultation with both Mr. Neithercut and the Board of Trustees. The 2009 performance assessment process is described on page 24 under “Assessment of Company and Individual Performance.” Determination of the effect of the Company’s financial position and outlook on 2009 compensation for named executive officers is described on page 26 under “Reduction of 2009 Compensation.”

Ms. Linda Van Doorn

August 19, 2010

This disclosure, updated as necessary for future years, will be included in future proxy filings.

Assessment of Company and Individual Performance, page 24

7.	We note the performance goals and relative weightings for each of your named executive officers. Please explain how the weighting of the three components, corporate, business unit and individual performance, is used to determine cash bonuses and long-term incentive compensation. Please include this disclosure in future filings and show us your proposed disclosure.

The assessment of each named executive officer’s performance measures success on three categories of performance goals: corporate goals (which are shared by all the executive officers) and business unit and individual goals for each executive.

To determine cash bonuses and long-term compensation awards for each named executive officer other than the CEO, Mr. Neithercut assesses performance on the corporate goals shared by all executive officers, the executive’s performance on his shared and unique business unit goals, and the executive’s performance on his unique individual goals for the year. Using that assessment and the weightings assigned to each category of performance goals for that executive, Mr. Neithercut determines whether the executive’s bonus and long-term compensation award should be at target compensation, or greater or less than target and, if greater or less, to what extent. The results are a recommended cash bonus and long-term compensation award, both of which are subject to further review and adjustment by Mr. Neithercut in consultation with the Compensation Committee and the other independent members of the Board of Trustees before being finalized.

To determine Mr. Neithercut’s cash bonus and long-term compensation award, the Compensation Committee makes its own assessment, in consultation with the other independent members of the Board of Trustees, of performance on the corporate goals, all of the business unit goals and his individual goals for the year. Using that assessment and the weightings assigned to each category of performance goals for Mr. Neithercut, the Compensation Committee determines whether his bonus and long-term compensation award should be at target compensation, or greater or less than target and, if greater or less, to what extent. The results are a recommended cash bonus and recommended long-term compensation award, both of which are subject to further review and adjustment by the Compensation Committee in consultation with the other independent members of the Board of Trustees before being finalized.

Once recommended bonuses and long-term compensation awards are determined for all the named executive officers, they are reviewed by the Compensation Committee, in consultation with both Mr. Neithercut and the Board of Trustees, in light of the Company’s financial position and outlook. As a result of the review, the recommended bonuses and long-term compensation awards may be increased or decreased. Mr. Neithercut may propose revised bonuses and/or long-term compensation awards for the named executive officers other than CEO. The Compensation Committee may revise Mr. Neithercut’s bonus and/or long-term compensation awards. The Compensation Committee approves actual bonuses and long-term compensation awards for the named executive officers other than CEO. Mr. Neithercut’s actual bonus and long-term compensation award are approved by the Compensation Committee and the other independent members of the Board of Trustees. Determination of the effect of the Company’s financial position and outlook on 2009 compensation for named executive officers is described on page 26 under “Reduction of 2009 Compensation.”

Ms. Linda Van Doorn

August 19, 2010

This disclosure, updated as necessary for future years, will be included in future proxy filings.

Evaluation of Company Performance in 2009, page 24

8.	We note your disclosure under this heading. Please revise your disclosure to clearly state which goals relate to corporate performance goals and which goals relate to business unit performance goals. Additionally, please clearly state the target and actual results for each of these factors or advise us why such disclosure is not necessary. Please include this disclosure in future filings and show us your proposed disclosure.

Following is the relevant section revised to indicate which goals relate to corporate performance and which relate to business unit performance. We have also added target and actual results where those did not appear in the original disclosure. Future disclosure will include this information.

Please note that page 24 included the following table for 2009 listing the categories of performance goals and relative weightings:

Name	Weight of Each Component
	Corporate	Business Unit	Individual
Mr. Neithercut	50%	25%	25%
Mr. George	25%	65%	10%
Mr. Tuomi	25%	65%	10%
Mr. Parrell	25%	65%	10%
Mr. Santee	25%	65%	10%

*        *        *

Evaluation of Company Performance in 2009

The primary factors considered by the Compensation Committee and the Board in determining 2009 compensation for the named executive officers were as follows:

Corporate Goals

•

Total Shareholder Return. The Company’s stated goal is to achieve a Total Shareholder Return that would place it as No. 1 or No. 2 among an agreed upon peer group of five other large public multi-family REITs. While the Company’s Total Shareholder Return for 2009 (obtained from Bloomberg) was a positive 20.8%, it placed No. 6 among the peer group. However, the Company placed No. 2 with its annualized 24-month return of 2.0% and No. 1 with its annualized 36-month return of -7.9%. The peer group consisted of Apartment Investment & Management Company, AvalonBay Communities, Inc., BRE Properties, Inc., Camden Property Trust and UDR, Inc. These are the Company’s largest competitors with diversified apartment portfolios located in many of the Company’s core markets.

•

Funds from Operations (“FFO”) and Dividend Growth. The Company’s FFO goal is to achieve year-over-year growth and to deliver results in line with guidance provided to investors. The Company provided original guidance for 2009 FFO of $2.00–$2.30 per share, reflecting an expected decline over 2008 actual results of 6.1% at the low end of the range and expected growth of 8.0% at the high end of the range. Guidance was later revised to $2.18-$2.22 per share. In the fourth quarter

Ms. Linda Van Doorn

August 19, 2010

of 2009, the Company took advantage of cash on hand to repurchase and retire $344.3 million in notes (referred to in “Balance Sheet and Liquidity Management” below). The resulting one-time charge of $0.09 per share reduced 2009 FFO from $2.21 per share before the one-time charge to $2.12 per share. The Company’s goal with respect to annual dividends is consistent growth over the long term. In 2009, dividends totaled $1.64 per share, compared to $1.93 in 2008 and $1.87 in 2007. The Company reduced its quarterly common share dividend, beginning with the dividend for the third quarter of 2009, as a result of reductions in cash flow from ongoing operations and to position the Company to take advantage of future investment opportunities.

•

Balance Sheet and Liquidity Management. The Company’s goal is to maintain a conservative balance sheet and manage liquidity to protect the long-term financial health of the Company and to appropriately manage financial risk. Performance against this goal is measured by subjective assessment given the economic climate and conditions in the real estate industry. As in 2008, the Company’s balance sheet and liquidity management was a significant accomplishment in 2009. The Company began 2009 with nearly $1 billion of unrestricted cash. In the first quarter of 2009, the Company completed the retirement (through tender or open market transactions) of $307.8 million of notes maturing/putable in 2009-2011. In the second quarter of 2009, the Company arranged to borrow $500 million from Freddie Mac, holding the proceeds on the balance sheet to repay maturing debt. During the fourth quarter of 2009, the Company issued approximately $3.5 million common shares under its At-The-Market (ATM) share offering program for total consideration of $123.7 million and completed the retirement (through tender transactions) of $344.3 million of notes maturing/putable in 2011 - 2012. With these loan and ATM proceeds, and by maintaining an aggressive disposition pace with a conservative acquisition and development appetite, the Company successfully navigated an extremely daunting credit and liquidity crisis.

•

General and Administrative Costs (“G&A”). The Company recognizes its obligation to manage overhead, particularly in light of the significant reduction in apartment units under ownership/management that has occurred in recent years. The goal is to manage G&A appropriately, particularly as the business changes, with performance assessed subjectively. For 2009, the Company reported G&A costs totaling $39.0 million versus $45.0 million in 2008, a 13.2% decrease.

•

Leadership. The Company’s goals in 2009 were to achieve employee engagement of 82%, as measured by our annual employee engagement survey, and employee retention of 76%. Employee engagement and retention are the key metrics for assessing leadership performance. The Company improved its score to 83% on the 2009 employee engagement survey, from 82% in 2008. The Company’s employee retention reached an all-time high of 80.0% in 2009, an improvement of 3.5 percentage points over the previous year’s rate.

Business Unit Goals

•

Capital Allocation. The Company’s long-term success depends on managing risk while maximizing returns on invested capital. Crucial is management’s decision-making process with respect to where we invest or disinvest; when we invest and disinvest; how we invest (buy or build); and in what product type we invest. The evaluation of this decision-making process and its results can only be subjective and in many cases results cannot be assessed in the short term. As in the previous year, the Company responded to market conditions in 2009 by limiting property acquisitions while continuing to dispose of assets. In 2009, the Company realized strong returns on disposition assets, which generated an aggregate unlevered internal rate of return of 9.9%. These sales also improved the Company’s liquidity position, contributing significantly to its ability to weather the credit crisis. The Company sold 54 consolidated properties, consisting of 11,055 units, for an aggregate sales price of

Ms. Linda Van Doorn

August 19, 2010

$905.2 million. The Company acquired two properties in 2009, with 566 apartment units, for $145.0 million, as well as a long-term leasehold interest in a land parcel located in Manhattan for a purchase price of $11.5 million.

•

Same Store Results. The Company’s 2009 revenue goal was to deliver market leading same store results in the submarkets in which we operate. An analysis of head-to-head market comparisons with seven large competitors showed that the Company’s results equaled or were better than competitors 59.4% of the time. The assessment was based on analysis of publicly available industry research and the Company’s revenue data by market and submarket. The Company’s same store expense goal was to deliver controllable expense growth within budget. Original guidance for annual same store expense growth with a midpoint of 3.0% was later reduced to a 0.5% increase. The Company reported full-year actual results of a 0.1% decrease after the prior year’s modest 2.2% growth. This tight expense control was achieved while customer satisfaction scores improved year over year.

This disclosure, updated as necessary for future years, will be included in future proxy filings.

Compensation for the Chief Executive Officer in 2009, page 26

Compensation for the Other Named Executives in 2009, page 26

9.	For each of your named executive officers, please describe their individual goals, whether such goals were achieved, and the effect of this on their 2009 compensation. Please also explain why each of your named executive officers received the amount of cash bonus and long-term compensation award that they did in 2009 and the relationship of such amounts to the performance goals as well as the relative weightings shown in the table on page 24. For example, please explain why Mr. Neithercut received a cash bonus of $719,063 (76.7% of target) and a long-term compensation award of $2,489,060 (106.2% of target). Please include this disclosure in future filings and show us your proposed disclosure.

Individual Goals

Each named executive officer is assigned one or two individual goals annually, Mr. Neithercut by the Compensation Committee, the executives other than CEO by Mr. Neithercut. Individual goals are developmental, intended to move the Company and/or the executive’s business unit forward in terms of organizational structure, improve on such practices as collaboration among business units or enterprise-wide thinking, or address developmental needs of individuals or groups within the organization. Because these goals deal with potential organizational changes and name individuals and groups with developmental needs, we have treated them as confidential between the executive and those who assign the goals. For that reason, and because individual goals carry a comparatively small weighting for most executive officers, we believe the information below (including the referenced sections of our proxy disclosure) accurately represents the Company’s and named executive officers’ performance for the year without detailing individual goals.

Compensation for the Chief Executive Officer and Other Named Executive Officers in 2009

As stated in our response to question 7, the amounts of each named executive officer’s cash bonus and long-term compensation award for 2009 were determined by the assessment of the executive’s performance for the year, including the weightings assigned to each category of performance goals, his target compensation, and the adjustment explained in “Reduction of 2009 Compensation” on page 26. In Mr. Neithercut’s case, his performance was assessed as having exceeded target levels for each category of

Ms. Linda Van Doorn

August 19, 2010

goals and in the aggregate (with the primary factors detailed in “Assessment of Company and Individual Performance” on page 24 and as summarized in “Compensation for the Chief Executive Officer in 2009” on page 26); as a result of that performance alone, he would have earned bonus and long-term compensation award amounts greater than his target bonus amount ($937,500) and his target long-term compensation amount ($2,343,750). However, the amount of his bonus was adjusted downward to $719,063 (76.7% of target) and his long-term compensation to $2,489,060 (106.2% of target) due to the considerations described in “Reduction of 2009 Compensation” on page 26. The determination of how much to reduce bonus and long-term compensation was made by the Compensation Committee.

The same process was followed for the other named officers, with each receiving the bonus and long-term compensation award shown in “Compensation for the Other Named Executive Officers in 2009” beginning on page 26.

This disclosure, updated as necessary for future years, will be included in future proxy filings.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

Should you have any questions or comments with respect to the foregoing, please do not hesitate to contact any of the undersigned at 312-474-1300.

Sincerely,

Equity Residential

/s/ Bruce C. Strohm
Bruce C. Strohm
Executive Vice President and
General Counsel

/s/ Mark J. Parrell
Mark J. Parrell
Executive Vice President and
Chief Financial Officer

/s/ Ian S. Kaufman
Ian S. Kaufman
Senior Vice President and
Chief Accounting Officer

Ms. Linda Van Doorn

August 19, 2010

CC:	Philip Childs, Ernst & Young LLP

Gregory Hayes, DLA Piper LLP (US)